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Exhibit 99.2

BOOKHAM
TECHNOLOGY

Bookham announces board changes in connection with its
proposed reincorporation in the United States

        Oxfordshire, UK—September 1, 2004: Bookham Technology plc (LSE:BHM; NASDAQ: BKHM) (the "Company") announces that Mr Robert Rickman and Dr Winston Fu have each informed the Company that they do not intend to serve on the board of Bookham, Inc. following the completion of the Company's proposed reincorporation in the United States, which is being effected by way of a Scheme of Arrangement to establish Bookham Technology plc as a subsidiary of Bookham Inc.. The proposal to reincorporate in the United States, which received shareholder approval on August 16 and remains subject to court approval, is expected to become effective on September 10, 2004.

        Mr Rickman, who is the brother of Dr Andrew Rickman, Chairman, has served on the board of the Company since 1994. Dr Fu joined the board in connection with the acquisition of New Focus Inc. by the Company in March this year. He previously served on the board of New Focus Inc. prior to the acquisition.

        In addition the Company announces that Professor David Simpson has been invited to join the board of Bookham, Inc. on completion of proposed reincorporation in the United States. Professor Simpson previously served on the board of the Company as its Chairman from 1995 until 2000, before retiring as a board member at its Annual General Meeting in June this year.

        Dr Andrew Rickman, Chairman, said: "Our many thanks go to Mr Rickman and to Dr Fu for their considerable contributions to the board over the months and the years. Our best wishes go with them. We are also delighted that Dr Simpson has indicated that he will rejoin the board in connection with the reincorporation in the United States. His experience and wise counsel is an invaluable resource to Bookham".

  For further information, please contact:
  Sharon Ostaszewska
  Bookham Technology plc
  +44 (0) 1235 837000

        Any statements in this announcement about the future expectations, plans or prospects of Bookham, including statements regarding expectations with respect to the timetable for completing the Scheme, as well as other statements containing the words "believe", "plan", "anticipate", "expect", "estimate", "will" and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the ability to consummate the Scheme in the expected timeframe and other factors described in Bookham's Annual Report on Form 20-F for the year ended December 31, 2003. The forward-looking statements included in this announcement represent Bookham's view as of the date of this release. Bookham anticipates that subsequent events and developments will cause Bookham's views to change. However, Bookham disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document. Those forward-looking statements should not be relied upon as representing Bookham's views as of any date subsequent to the date of this announcement.

www.bookham.com	Thinking Optical Solutions

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Bookham announces board changes in connection with its proposed reincorporation in the United States